

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 17, 2017

<u>Via E-mail</u>
Michael Collins
Chief Executive Officer
The Bank of N.T. Butterfield & Son Limited
65 Front Street
Hamilton, HM 12
Bermuda

> **Re: The Bank of N.T. Butterfield & Son Limited**
> **Registration Statement on Form F-1**
> **Filed February 13, 2017**
> **File No. 333-216018**

Dear Mr. Collins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3552 with any questions.

Sincerely,

/s/ David Lin

David Lin
Staff Attorney
Office of Financial Services

cc: Shaun Morris
       Catherine M. Clarkin